      THIS DOCUMENT IS A COPY OF THE SCHEDULE 13G FILED ON FEBRUARY 14,
           1996 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No._____)*

                         THE PROVIDENCE JOURNAL COMPANY
                                (Name of Issuer)

                      Class A Common Stock, $1.00 Par Value
                      Class B Common Stock, $1.00 Par Value
                        (Title of Classes of Securities)

                                 Not Applicable
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP NO.         N/A                                                Page 2 of 5

1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    W. Nicholas Thorndike

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a)    [ ]
                    [ ]

3            SEC USE ONLY

4            CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States Citizen

                        5      SOLE VOTING POWER

                                        149 shares of Class A Common Stock
                                        108 shares of Class B Common Stock
        NUMBER
      OF SHARES         6      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                         4,928 shares of Class A Common Stock
         EACH                           5,291 shares of Class B Common Stock
      REPORTING
        PERSON          7      SOLE DISPOSITIVE POWER
         WITH                           149 shares of Class A Common Stock
                                        108 shares of Class B Common Stock

                        8      SHARED DISPOSITIVE POWER

                                        4,928 shares of Class A Common Stock
                                        5,291 shares of Class B Common Stock

9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             5,077 shares of Class A Common Stock*
                             5,399 shares of Class B Common Stock*

             *The reporting person hereby disclaims beneficial ownership as to 4,928 shares of Class A Common Stock and 5,291 shares of Class B Common Stock.

10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES
                             [ ]


11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                             13.2% of Class A Common Stock
                             11.5% of Class B Common Stock

12           TYPE OF REPORTING PERSON

                             IN
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W. Nicholas Thorndike                                                Page 3 of 5
Schedule 13G



       Item 1

                (a)      Name of Issuer: The Providence Journal Company

                (b) Address of Issuer's Principal Executive Offices: 75 Fountain Street, Providence, RI 02902


       Item 2

                (a)      Name of Person Filing: W. Nicholas Thorndike

                (b)      Address of Principal Business Office or, if none,
                         Residence: c/o The Providence Journal Company, 75 Fountain Street, Providence, RI 02902

                (c)      Citizenship: United States Citizen

                (d) Title of Classes of Securities: Class A Common Stock, $1.00 par value; Class B Common Stock, $1.00 par value

                (e)      CUSIP Number: Not Applicable

       Item 3   (a)      Not Applicable

       Item 4            Ownership

                (a) Amount beneficially owned: 5,077 shares of Class A Common Stock and 5,399 shares of Class B Common Stock. The reporting person hereby disclaims beneficial ownership as to 4,928 shares of Class A Common Stock and 5,291 shares of Class B Common Stock.

                (b) Percent of Class: 13.2% of Class A Common Stock and 11.5% of Class B Common Stock

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W. Nicholas Thorndike                                                Page 4 of 5
Schedule 13G


              (c)        Number of shares as to which reporting person has:

                         (i) sole power to vote or to direct the vote: 149 shares of Class A Common Stock and 108 shares of Class B Common Stock

                         (ii) shared power to vote or to direct the vote: 4,928 shares of Class A Common Stock and 5,291 shares of Class B Common Stock

                         (iii) sole power to dispose or to direct the
                               disposition: 149 shares of Class A Common Stock and 108 shares of Class B Common Stock

                         (iv) shared power to dispose or to direct the disposition: 4,928 shares of Class A Common Stock and 5,291 shares of Class B Common Stock


       Item 5            Ownership of Five Percent or Less of a Class: Not
                         Applicable


       Item 6            Ownership of More than Five Percent on Behalf of
                         Another Person:

                         The directors of Southland Communications, Inc. have the power to direct the vote and disposition of 2,416 shares of Class A Common Stock and 2,092 shares of Class B Common Stock on which the reporting person has reported he has shared voting power but has disclaimed beneficial ownership. Such directors are Esther E.M. Mauran, Pauline C. Metcalf and the reporting person.

       Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable

       Item 8            Identification and Classification of Members of the
                         Group: Not Applicable


       Item 9            Notice of Dissolution of Group: Not Applicable

       Item 10           Certification: Not Applicable
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W. Nicholas Thorndike                                                Page 5 of 5
Schedule 13G


       After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  2/9/96                              /s/ W. Nicholas Thorndike
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                                               W. Nicholas Thorndike